Exhibit 2.1

Net Element, Inc. 3363 NE 163rd St., Ste. 705 North Miami Beach, FL 33160-4423 Main Number: +1 305-507-8808 www.netelement.com

PRIVATE & CONFIDENTIAL

Binding Offer to Purchase

To:	PayOnline System LLC

March 16, 2015

Dear Mr. Abasaliev,

In this Binding Offer we would like to set out the basic terms (the Offer) on which Tot Group Europe Ltd. represented by its General Director Zaripov Konstantin Leonidovitch or its affiliates (the Purchaser) are willing to acquire from the existing owners (the Sellers), 100% of the issued share capital of the PayOnline group of companies referenced below (collectively, “the Company”), namely:

-	PayOnline System LLC (Russia);

-	Innovative Payment Technologies LLC (Russia);

-	Polimore Capital Limited (Cyprus);

-	Brosword Holding Limited (Cyprus);

The purchase and sale of the Company is hereafter referred to as “the Transaction”.

These basic terms are not comprehensive and we expect that additional terms including traditional warranties and representations in line with accepted market practices and satisfactory to the Purchaser, will be incorporated into a formal Sale and Purchase Agreement (the SPA) and certain other agreements to be negotiated between the Parties hereto.

By submitting this Offer, the Purchaser acknowledges that it acts in its own interest and on its own behalf. Nevertheless, taking into consideration the potential structuring of the Transaction and the possible legislative restrictions associated therewith, the Purchaser reserves the right to substitute any other company affiliated with Net Element, Inc. as the potential purchaser.

1.	Valuation, deal structure & payment

1.1.	Subject to the terms and conditions set out in this Offer, we assign a binding offer value of USD 8.482M (eight million four hundred eighty two thousand US dollars) to the Company on a debt-free basis.

1.2.	The Purchase Price for 100% of the issued share capital of the Company is to be paid to the Sellers by a combination of cash and stock in Net Element, Inc. (the NETE Stock, as described further in Schedule 1) in the following five installments (taking into consideration that NETE Stock in this instance is provided with a value guarantee-floor no ceiling, as detailed in Section 1.3 below:

(1)	by cash in the amount of USD 3.6M (three million six hundred thousand US dollars) and NETE Stock in the amount of USD 3.6M (three million six hundred thousand US dollars) payable upon Closing of the Transaction (the First Installment); and

(2)	by cash and NETE Stock to be determined on the basis of the earn-out mechanism as defined in Schedule 2 payable three months after Closing of the Transaction (the Second Installment); and

(3)	by cash and NETE Stock to be determined on the basis of the earn-out mechanism as defined in Schedule 2 payable six months after Closing of the Transaction (the Third Installment); and

(4)	by cash and NETE Stock to be determined on the basis of the earn-out mechanism as defined in Schedule 2 payable nine months after Closing of the Transaction (the Fourth Installment); and

(5)	by cash and NETE Stock to be determined on the basis of the earn-out mechanism as defined in Schedule 2 payable twelve months after Closing of the Transaction (the Fifth Installment).

By its signature to this Offer, Net Element, Inc. the parent company of the Purchaser, hereby agrees to provide funds and NETE Stock to the Purchaser for the purposes of fulfilling its obligations pursuant to the terms and conditions of the definitive SPA to be entered into between the Parties.

1.3.	The Purchaser guarantees that the value of any NETE Stock not sold by the Seller (“Remaining NETE Stock”) at the end of the 12 month period following the issuance thereof to the Sellers (“Guarantee Period”) will not be less than the value that the Remaining NETE Stock would have had at the date of issuance thereof to the Sellers. If at the end of the Guarantee Period the value of the Remaining NETE Stock is less than the value thereof at the date of issuance, the Purchaser will pay to the Sellers a cash amount equaling the difference between the said values. This true up obligation for the Remaining NETE Stock shall only apply (a) at the end of the Guarantee Period; and (b) if the total cash proceeds received by the Sellers from cash amounts paid by the Purchaser and from the Sellers sale of NETE Stock before the end of the Guarantee Period is less than the Purchase Price contemplated by this Offer.

1.4.	For the purposes of this Offer:

(1)	debt is total aggregate amount of debt in whatever form, including but not limited to short and/or long term interest bearing debt in whatever form, current account amounts, (financial) lease obligations; shareholder loans, loans from related parties and other debt and/or debt like items that may arise from confirmatory due diligence performed by Purchaser (the Debt);

(2)	cash means all bank balances and cash equivalents (the Cash);

(3)	net debt is Debt minus Cash (the Net Debt).

1.5.	For the purpose of formulating this Offer, we have assumed that the Company will have zero or negative Net Debt as at the date hereof. We assume that Purchase Price will be adjusted downwards if Net Debt of the Company at Closing of the Transaction is more than Net Debt of the Company as at the date hereof.

1.6.	In addition, our valuation is based on the following assumptions based on the management accounts of the Company:

(1)	total Cash including holding amounts owed to the clients remaining on the balance of the Company as at the date hereof;

(2)	actual revenue of the Company in the first 9 months of 2014 is not less than USD 2.65M (two million sixty five thousand US dollars ) as at the date hereof;

(3)	actual net profit of the Company in the first 9 months of 2014 is not less than USD 0.067M (sixty seven thousand US dollars) as at the date hereof.

2.	Conditions

The Transaction is conditional on the following:

(1)	the Sellers warranting that any profit earned by the Company in 2014 will remain in the Company;

(2)	there being no material adverse change in the business of the Company between the date of this Offer and Closing of the Transaction;

(3)	the Sellers warranting that all information provided during Purchasers exercise of due diligence is correct and complete for purposes of correct evaluation of the Company and all risks associated with its business;

(4)	the Sellers allowing the Purchaser and its advisors full access to the Company’s records, including but not limited to management accounts, ERP (1C) and billing systems;

(5)	signing of the SPA, which will incorporate all customary terms and conditions to be found in share purchase agreements of this nature, including, without limitation, customary conditions precedent, representations and warranties, covenants, indemnities, information relating to the Company, confidentiality undertakings and such other terms as contained in this Offer or negotiated between the parties;

(6)	representations and warranties and indemnities in the SPA being accurate at closing;

(7)	there being no material adverse change in the business of the Company between the date of this Offer and Closing of the Transaction;

(8)	the Sellers entering into restrictive covenants on behalf of themselves preventing the Sellers from:

(i)	directly or indirectly competing with the business of the Company for 36 months after Closing of the Transaction;

(ii)	having any contact with or directly or indirectly soliciting the following top-managers of the Company: Abasaliev, Khanzharova, Medvedev, Krivoshapkin, Sosenkina, Korneeva, Ostrovsky, Borisov, Igumnov, Savluk for 18 months after Closing of the Transaction; and

(iii)	approaching or soliciting any clients of the Company for 36 months after Closing of the Transaction.

(9)	the Company not having any outstanding pledges to pay dividends or to proceed any other settlements with the founders at the time of the Transaction closing. All internal bonuses must be settled prior to hand over of the company to the Purchaser;

(10)	the Sellers will bear the debt of USD 0.3375M (three hundred thirty seven thousand and five hundred) US dollars related to the compensation to the clients of the Company who have not received their funds due to Cyprus Freeze (inability to pay by Irvind Global Limited (BVI) its liabilities due to Company’s funds freeze in Cyprus Popular Bank Public Co. Ltd.). Notwithstanding the aforementioned, the Company will handle all the payments related to the compensation to the clients of the Company due to Cyprus Freeze within 1 (one) year from Closing of the Transaction. Cash components paid to the Sellers in the Second Installment, the Third Installment, the Fourth Installment and The Fifth Installment will be reduced by the amount of compensation payments handled by the Company (as determined in Schedule 2). The Sellers debt due to Cyprus Freeze will be reduced by the amount of compensation payments handled by the Company within 1 (one) year from Closing of the Transaction;

(11)	before the Closing of the Transaction the Company obtaining 3 years agreement with Anastasiadate.com family of websites, according to which the Company will process the websites’ turnover of not less than USD 100M (one hundred million US dollars) annually via at least five banks-acquirers in the US and Europe (including current Banks) with no material adverse change in current terms and conditions on which the Company conducts payments processing for this client;

(12)	the Company obtaining a three years lease agreement for the office premises currently occupied by the Company in Business Center “TRIO” (8 Marta str., d. 1, st.12 Moscow, Russia) on terms and conditions at no material adverse change in comparison with the terms and conditions of current lease agreement for this office premises; terms can be changed after 12 months of the closing the transaction, but must remain competitive in relation to current market offerings.

(13)	at the time of the Transaction Closing the Company will not have any material overdue liabilities, liabilities not paid on time and liabilities arising from litigation or any other contingent liabilities apart from liabilities arising from the Cyprus Freeze case. In case additional external and/or tax liabilities are found after closure of the deal they will be passed on to the Seller;

(14)	Seller should ensure that during the hand-over period the Company should have sufficient cash flow reserve to cover internal liabilities (staff salaries, bonuses, etc) if internal liabilities are not met selling price must be adjusted accordingly;

(15)	The Company possesses sufficient funds to pay off to its employees all outstanding due amounts of bonuses and salaries for year 2014 without raising additional funds from the Purchasers.

(16)	The Company possesses sufficient funds rolling reserves and payments due to merchants.

3.	Transaction structure

The parties will agree on the details of the Transaction structure before the signing of the SPA. The Sellers and the Purchaser agree that each will use their best efforts to formulate a structure for the Transaction which is acceptable to each of the parties and which is designed to:

-	comply with all necessary legal and regulatory requirements;

-	minimize or eliminates any adverse tax consequences to the Parties; and

-	be as cost effective as possible.

4.	Management

4.1.	Mr. Abasaliev as a General Director of the Company will be guaranteed total fixed compensation net of taxes of not less than USD 0.12M (one hundred and twelve thousand US dollars) for the first year after the Closing of Transaction.

4.2.	In addition Mr. Abasaliev as a General Director of the Company will be guaranteed of up to USD 0.06M (sixty thousand US dollars) yearly bonus payable in cash quarterly subject to achieving of quarterly profit of USD 0.185M (one hundred and eighty five thousand US dollars) by the Company and reduced proportionally in case the Company achieves lower then USD 0.185M (one hundred and eighty five thousand US dollars) quarterly profit.

4.3.	In addition, the General Director and key managers will participate in formal stock option plans, subject to conditions to be determined not later than three months after the Closing.

4.4.	Bonus plans will not be limited to formal stock option plan and will be adjusted accordingly to reflect new projects initiated by the Company and its management.

5.	Confidentiality

5.1.	The parties shall observe complete Confidentiality regarding the terms of this Offer and further negotiations relating to the Transaction.

5.2.	The Offer is strictly confidential and may not be disclosed by the Company or its management to any other third parties without our written permission. You may disclose the contents of this Offer to your directors or consultants (including, without limitation, attorneys, accountants, financial advisers and members of the Supervisory Board), who need to acknowledge this information for the purposes of the Transaction, assuming that you can maintain the confidentiality terms. All obligatory information disclosure will be made in accordance to the laws of operational jurisdictions.

5.3.	Additionally, the parties will treat all information received from each other in connection with the Transaction as confidential.

5.4.	If there is a breach of Confidentiality, either party may seek an injunction from a court and apply for damages.

6.	Binding Offer

6.1.	This Binding Offer remains valid for your review and consideration until close of business on April 01, 2015 after which this Offer shall be null and void.

6.2.	This Binding Offer supersedes all previous agreements, arrangements and communications relating to the Transaction. None of the terms hereof may be modified or amended except by a written agreement signed by all parties hereto.

6.3.	The Purchaser and the Sellers shall have no right to terminate this Binding Offer except by their mutual written agreement. Any party that breaches this provision shall be liable to the non-breaching party in the sum of USD 0.4M (four hundred thousand US dollars) as a penalty for its default.

6.4.	The construction, validity and performance of this binding offer and the matters referred herein shall be governed by the laws of the State of New York, USA. Each party hereby irrevocably submits to the jurisdiction of the courts of the State of New York, sitting in New York County, and the courts of the United States for the Southern District of New York.

6.5.	The Confidentiality provisions set forth in Section 5 above shall survive the termination or expiry of this Binding Offer.

7.	Costs

7.1.	Each party will pay its own expenses in connection with the proposed Transaction.

Schedule 1

NETE Stock

All NETE Stock issued to the Seller pursuant to this Transaction shall be subject to Rule 144 of the Securities Act of 1933.

For the purposes of this Binding Offer the term “NETE Stock” shall have the following meaning:

Common stock Issued by Net Element, Inc. to the Sellers as part of the First Installment, the Second Installment, the Third Installment, the Fourth Installment, the Fifth Installment and the Extra Payment, if any, as described below.

The amount of NETE Stock paid by the Purchaser in any Installment or the Extra Payment will be determined by dividing: (i) 50% of the total amount of the Installment or the Extra Payment; by(ii) the closing sale price of a Net Element, Inc share as reported on the Net Element, Inc primary exchange (NASDAQ) on the last trading day before the Payment Date (for Second, Third, Fourth, Fifth Installments and the Extra Payment as described in Schedule 2) or Closing of the Transaction (for First Installment).

Notwithstanding anything to the contrary, in all circumstances the Sellers will be limited to the sale of not more than USD 0.3M (three hundred thousand US dollars) worth of NETE Stock per day.

Schedule 2

Earn-Out Scheme

The Second Installment, the Third Installment, the Forth Installment will be paid in cash and NETE Stock within 45 calendar days and the Fifth Installment will be paid in cash and NETE Stock within 60 calendar days (the Payment Date) following the end of the three month period based on which Installment is calculated as it’s described further.

A.	Formulas

1.	The amount of the Second Installment shall be calculated as follows:

Consolidated (i)EBITDA after(ii) consolidated Taxes, adjusted upwards(iii) for consolidated expenses on new projects initiated by the Company and its management, and adjusted(iv) for change in consolidated 60 (sixty) days overdue accounts receivables (EBITDA of the Company minus Taxes of the Company plus expenses on new projects initiated by the Company minus amount of 60 (sixty) days overdue accounts receivables of the Company as at the end of the first quarter plus amount of 60 (sixty) days overdue accounts receivables of the Company as at the beginning of the first quarter) calculated for the first quarter (first three full calendar months) after Closing of Transaction, on accrual basis according with US GAAP , multiplied by 1.35.

The Second Installment shall be composed of two components:

-	cash component worth of 50% of total amount of the Second Installment; and

-	NETE Stock component worth of 50% of total amount of the Second Installment.

Cash component of the Second Installment will be adjusted downwards for at least USD 0.03375M (thirty three thousand and seventy five) US dollars to take into account compensation handled by the Company of the Sellers debt to the clients due to Cyprus Freeze. (Clause 10 of Paragraph 2).

2.	The amount of the Third Installment shall be calculated as follows:

Consolidated (i)EBITDA after(ii) consolidated Taxes, adjusted upwards(iii) for consolidated expenses on new projects initiated by the Company and its management, and adjusted(iv) for change in consolidated 60 (sixty) days overdue accounts receivables (EBITDA of the Company minus Taxes of the Company plus expenses on new projects initiated by the Company minus amount of 60 (sixty) days overdue accounts receivables of the Company as at the end of the second quarter plus amount of 60 (sixty) days overdue accounts receivables of the Company as at the beginning of the second quarter) calculated for the second quarter (from forth month until sixth calendar month) after Closing of Transaction, on accrual basis according with US GAAP, multiplied by 1.35.

The Third Installment shall be composed of two components:

-	cash component worth of 50% of total amount of the Third Installment; and

-	NETE Stock component worth of 50% of total amount of the Third Installment.

Cash component of the Third Installment will be adjusted downwards for at least USD 0.03375M (thirty three thousand and seventy five) US dollars to take into account compensation handled by the Company of the Sellers debt to the clients due to Cyprus Freeze. (Clause 10 of Paragraph 2).

3.	The amount of the Fourth Installment shall be calculated as follows:

Consolidated (i)EBITDA after(ii) consolidated Taxes, adjusted upwards(iii) for consolidated expenses on new projects initiated by the Company and its management, and adjusted(iv) for change in consolidated 60 (sixty) days overdue accounts receivables (EBITDA of the Company minus Taxes of the Company plus expenses on new projects initiated by the Company minus amount of 60 (sixty) days overdue accounts receivables of the Company as at the end of the third quarter plus amount of 60 (sixty) days overdue accounts receivables of the Company as at the beginning of the third quarter) calculated for the third quarter (from seventh month until ninth calendar month) after Closing of Transaction, on accrual basis according with US GAAP, multiplied by 1.35.

-	cash component worth of 50% of total amount of the Fourth Installment; and

-	NETE Stock component worth of 50% of total amount of the Fourth Installment.

Cash component of the Fourth Installment will be adjusted downwards for at least USD 0.03375M (thirty three thousand and seventy five) US dollars to take into account compensation handled by the Company of the Sellers debt to the clients due to Cyprus Freeze. (Clause 10 of Paragraph 2).

4.	The amount of the Fifth Installment shall be calculated as follows:

Consolidated (i)EBITDA after(ii) consolidated Taxes, adjusted upwards(iii) for consolidated expenses on new projects initiated by the Company and its management calculated for the fourth quarter (from tenth month until twelfth calendar month), after Closing of Transaction, on accrual basis according with US GAAP and adjusted(iv) for change in consolidated 60 (sixty) days overdue accounts receivables over 5 (five) months (EBITDA of the Company minus Taxes of the Company plus expenses on new projects initiated by the Company minus amount of 60 (sixty) days overdue accounts receivables of the Company as at the end of the fourteenth month plus amount of 60 (sixty) days overdue accounts receivables of the Company as at the beginning of the tenth month), multiplied by 1.35.

The Fifth Installment shall be composed of two components:

-	cash component worth of 50% of total amount of the Fifth Installment; and

-	NETE Stock component worth of 50% of total amount of the Fifth Installment.

Cash component of the Fifth Installment will be adjusted downwards for at least USD 0.03375M (thirty three thousand and seventy five) US dollars to take into account compensation handled by the Company of the Sellers debt to the clients due to Cyprus Freeze. (Clause 10 of Paragraph 2).

5.	During the fifteenth month after the Closing of Transaction the Parties will review the consolidated financials by the Company to determine if the Company received funds in that month that relates to business conducted by the Company during the first 12 months after the Closing of Transaction (“The Overdue Funds”). If Overdue Funds have in fact been received, an extra payment “Extra Payment” (composed of 50% cash and of 50% NETE Stock) equal to: (i) the amount of abovementioned received funds; multiplied by(ii) 1.35; will be paid to the Sellers within 45 calendar days after the end of the fifth quarter after the Closing of Transaction.

6.	Notwithstanding the aforementioned, total sum of the First Installment, the Second Installment, the Third Installment, the Fourth Installment, the Fifth Installment and the Extra Payment cannot exceed binding offer value of USD 8.482M (eight million four hundred eighty two thousand US dollars).

7.	Notwithstanding the aforementioned, total sum of the Second Installment, the Third Installment, the Fourth Installment, the Fifth Installment and the Extra Payment cannot exceed binding offer value of USD 1.282M (one million two hundred and eight two thousand US dollars).

B.	Example

The following illustrative calculation is based on random forecasts used solely for the purpose of example.

1.	The consolidated financial result (as per above formula, i.e. EBITDA minus Taxes plus expenses on new projects minus increase in 60 days overdue accounts receivables) of the Company for the first quarter after Closing, the second quarter after Closing, the third quarter after Closing and the fourth quarter after Closing – USD 0.06M, USD 0.3M, USD 0.1M, USD 0.15M respectively. During the fifteenth month after Closing the Company receives overdue funds in amount of USD 0.01M related to operations in the first year.

2.	The consolidated financial result for the first quarter of USD 0.06M is to be multiplied by agreed multiple of 1.35, yielding an earn-out payment of USD 0.081M, i.e. the Second Installment. The Second Installment will be paid in cash in amount of USD 0.00675M (after compensation of USD 0.03375M due to Cyprus Freeze) and NETE Stock in amount of USD 0.0405M.

3.	The consolidated financial result for the second quarter of USD 0.3M is to be multiplied by agreed multiple of 1.35, generating a value of USD 0.405M, i.e. the Third Installment. The Third Installment will be paid in cash in amount of USD 0.16875M (after compensation of USD 0.03375M due to Cyprus Freeze) and NETE Stock in amount of USD 0.2025M.

4.	The consolidated financial result for the third quarter of USD 0.1M is to be multiplied by agreed multiple of 1.35, yielding an earn-out payment of USD 0.135M, i.e. the Fourth Installment. The Fourth Installment will be paid in cash in amount of USD 0.03375M (after compensation of USD 0.03375M due to Cyprus Freeze) and NETE Stock in amount of USD 0.0675M.

5.	The consolidated financial result for the fourth quarter of USD 0.15M is to be multiplied by agreed multiple of 1.35, yielding an earn-out payment of USD 0.2025M, i.e. the Fifth Installment. The Fifth Installment will be paid in cash in amount of USD 0.0675M (after compensation of USD 0.03375M due to Cyprus Freeze) and NETE Stock in amount of USD 0.10125M.

6.	The received overdue funds in the fifteenth month of USD 0.1M is to be multiplied by agreed multiple of 1.35, yielding the Extra Payment of USD 0.135M and paid in cash in amount of USD 0.0675 and NETE Stock in amount of USD 0.0675.

All questions related to the Offer shall be addressed to:

Tot Group Europe, Ltd

General Director

Zaripov Konstantin Leonidovitch

E-mail address: kzaripov@netelement.com

Registered address: Russia, 123317, Moscow, nab. Presnenskaya, d. 8, stroen. 1, etazh 44, office 444М.

New Legal Technologies LLC

Directors: Tyapyshev Nikolay; Nikolaev Dmitry

E-mail address: tyapyshev@yahoo.com; nikolaev.d.dmitry@gmail.com

Address: Block C, 10 Presnenskaya Naberezhnaya, Moscow 123317, Russia.

Tel: +7 (495) 391 99 26; +7 (919) 999 28 26.

Please indicate your acceptance of the terms of this Offer by signing and returning to us a copy of this letter.

Yours faithfully,

/s/ Zaripov Konstantin

Zaripov Konstantin

General Director
Tot Group Europe Ltd.

For the limited purposes of Section 1.2.

/s/ Oleg Firer

Firer Oleg

CEO
Net Element, Inc.

The terms and conditions of this Offer are accepted and agreed to this 16 day of March 2015 by:

/s/ Marat Abasaliev

Marat Abasaliev

CEO

PayOnline System LLC

/s/ Dmitry Volkov

Dmitry Volkov

CEO

Social Discovery VenturesEnd

Net Element, Inc. 3363 NE 163rd St., Ste. 705 North Miami Beach, FL 33160-4423 Main Number: +1 305-507-8808 www.netelement.com

PRIVATE & CONFIDENTIAL

Addendum to the Binding Offer to Purchase Shares

dd. Mar.16, 2015

To:	PayOnline System LLC

March 16, 2015

Dear Mr. Abasaliev,

This Addendum is made as a part to the Binding Offer dd. Mar. 16, 2015, under which we would like to set out additional Condition (17) to the basic terms of the Offer on which Tot Group Europe Ltd. represented by its General Director Zaripov Konstantin Leonidovitch or its affiliates (the Purchaser) are willing to acquire from the existing owners (the Sellers), 100% of the issued share capital of the PayOnline group of companies referenced below (collectively, “the Company”), namely:

-	PayOnline System LLC (Russia);

-	Innovative Payment Technologies LLC (Russia);

-	Polimore Capital Limited (Cyprus);

-	Brosword Holding Limited (Cyprus);

The purchase and sale of the Company is hereafter referred to as “the Transaction”.

These basic terms are not comprehensive and we expect that additional terms including traditional warranties and representations in line with accepted market practices and satisfactory to the Purchaser, will be incorporated into a formal Sale and Purchase Agreement (the SPA) and certain other agreements to be negotiated between the Parties hereto.

By submitting this Addendum to the Offer, the Purchaser acknowledges that it acts in its own interest and on its own behalf. Nevertheless, taking into consideration the potential structuring of the Transaction and the possible legislative restrictions associated therewith, the Purchaser reserves the right to substitute any other company affiliated with Net Element, Inc. as the potential purchaser.

2. Conditions

The Transaction is conditional on the following:

(17)       Such definitive sale and purchase agreement will be subject to Net Element, Inc.’s board of directors approval; and

At no time will Net Element, Inc. issue shares of its common stock if such transaction would result in the issuance of more than 19.999% of the amount of common stock of the Company issued and outstanding unless (i) the Company’s stockholders shall have approved the issuance of shares of common stock in excess of 20%, or (ii) NASDAQ has provided a waiver of Listing Rule 5635(d).

All questions related to the Addendum to the Offer shall be addressed to:

Tot Group Europe Ltd.

General Director

Zaripov Konstantin Leonidovitch

E-mail address: kzaripov@netelement.com

Registered address: Russia, 123317, Moscow, nab. Presnenskaya, d. 8, stroen. 1, etazh 44, office 444М.

New Legal Technologies LLC

Directors: Tyapyshev Nikolay; Nikolaev Dmitry

E-mail address: tyapyshev@yahoo.com; nikolaev.d.dmitry@gmail.com

Address: Block C, 10 Presnenskaya Naberezhnaya, Moscow 123317, Russia.

Tel: +7 (495) 391 99 26; +7 (919) 999 28 26.

Please indicate your acceptance of the terms of this Offer by signing and returning to us a copy of this letter.

Yours faithfully,

/s/ Zaripov Konstantin

Zaripov Konstantin

General Director
Tot Group Europe Ltd.

For the limited purposes of Section 1.2.

/s/ Oleg Firer

Firer Oleg

CEO
Net Element, Inc.

The terms and conditions of this Offer are accepted and agreed to this 16 day of March 2015 by:

/s/ Marat Abasaliev

Marat Abasaliev

CEO

PayOnline System LLC

/s/ Dmitry Volkov

Dmitry Volkov

CEO

Social Discovery VenturesEnd